SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   APPLICATION

                                       OF

                           MILLINGTON SECURITIES, INC.


                                       AND


                        MILLINGTON UNIT INVESTMENT TRUSTS


      Application for an Order under Section 12(d)(1)(J) of the Investment
         Company Act of 1940, as amended (the "Act"), for an exemption from Sections 12(d)(1)(A), (B) and (C) of the Act; and for an Order
        under Sections 6(c) and 17(b) of the Act, for an exemption from
                           Section 17(a) of the Act.

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   Name and Address of Applicant               Name and Address of Persons to
                                               Whom Questions May Be Directed
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Millington Securities, Inc.                    Eric F. Fess
222 S. Mill Street                             Chapman and Cutler LLP
Naperville, Illinois  606540                   111 West Monroe Street
                                               Chicago, Illinois  60603

File No. 812-13595                                 or

                                               Morrison Warren
                                               Chapman and Cutler LLP
                                               111 West Monroe Street
                                               Chicago, Illinois  60603



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                             SUMMARY OF APPLICATION

         Millington Securities, Inc. (the "Depositor"), and Millington Unit Investment Trusts (the "Trust"), on behalf of itself and any future series, any future registered unit investment trust ("UIT") sponsored by the Depositor (or an entity controlling, controlled by or under common control with the Depositor) and their respective series (the future UITs together with the Trust are collectively called the "Trusts," the various series of the Trusts are the "Series," and the Trusts together with the Depositor are collectively, the "Applicants"), hereby submit this application for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") exempting Applicants from the provisions of Sections 12(d)(1)(A), (B) and (C) of the Act to the extent necessary to permit each Series to acquire shares of registered investment companies or series thereof (the "Funds") and to permit the Funds to sell such shares to a Series in excess of the percentage limitations set forth therein. Applicants also apply for an order pursuant to Section 6(c) and Section 17(b) of the Act exempting Applicants from Section 17(a) to the extent necessary to permit purchases and redemptions by the Series of shares of certain Funds and to permit such Funds to sell or redeem their shares in transactions with the Series, as described in this amended application.(1)

         Pursuant to Section 6(c) and Section 12(d)(1)(J), this application for exemption is made on the grounds that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit further that in accordance with Section 17(b) of the Act (1) the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transactions are consistent with the policy of the investment companies involved, as stated in their registration statements and reports filed under the Act; and (3) the proposed transactions are consistent with the general purposes of the Act. Because no form has been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act. A form of proposed notice is appended hereto as Exhibit B.

I.       THE DEPOSITOR

         Millington Securities, Inc., is the depositor of the Trust. The Depositor specializes in the underwriting, trading and distribution of UITs and other securities. The Depositor is incorporated under the laws of the State of Illinois. The Depositor's address is 222 S. Mill Street, Naperville, Illinois 60540. The Depositor is a registered broker dealer under the Securities Exchange Act of 1934, as amended, and member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

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(1) Any Trust that relies on the requested order in the future will comply with the terms and conditions of the application.

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II.      DESCRIPTION OF THE TRUST AND ITS OPERATIONS

         Millington Unit Investment Trusts is a UIT registered under the Act. Each Series will be a series of a Trust, a UIT which will be registered under the Act. Each Series will be created under the laws of one of the U.S. states pursuant to a trust agreement which will contain information specific to that Series and which will incorporate by reference a master trust agreement between the Depositor and a financial institution that satisfies the criteria in Section 26(a) of the Act (the "Trustee"). The trust agreement and the master trust agreement are referred to collectively as the "Trust Agreement."

         The Depositor intends to organize each Series to provide investors with a practical, cost-efficient means of investing in a diversified pool of securities of investment companies that has been professionally selected by the Depositor. To achieve this goal, each Series will invest some or all of its assets in shares of registered investment companies or series thereof (i.e., the Funds). Each Series may invest in only one type of registered investment company (e.g., all open-end investment companies, closed-end investment companies, UITs or Exchange Funds (as defined below)) or in a combination of the various types of investment companies. Each Series' investment objective will be to seek capital appreciation, income, or any combination thereof. Each Series will pursue its objective by investing all or a portion of its assets in shares of registered investment companies. The Depositor will select for deposit those Funds which it believes offer investors the best potential for performance consistent with the specified investment objectives of the Series. In considering which Funds will be deposited in a Series, the Depositor will consider, among other things, the historical performance of the Fund, the nature of the underlying Fund portfolio, perceived areas of growth in certain markets, and other relevant factors. Some Series, however, may follow an investment strategy specified in its prospectus so the securities deposited therein will be based on the specific strategy. In such cases, the composition of the portfolio is based on an objective formula set forth in the prospectus and will not necessarily reflect the research opinions or buy or sell recommendations of the Depositor. Applicants currently contemplate that any assets of a Series not invested in Fund shares will be invested in government securities or short-term paper. Applicants, however, would like to retain the flexibility to permit the Series to invest directly in equity securities, fixed income securities, and other investment instruments, including stripped U.S. government securities. Applicants seek this flexibility because a particular security may be determined to be the most suitable investment to satisfy a specific investment strategy being pursued by a particular Series. Direct investments also may result because the Depositor, in formulating the portfolio of a Series, may determine that a specific weighting in a particular security which is not satisfied by ownership in a Fund would be beneficial to the Series. Accordingly, a Series may invest in shares of Funds as well as directly invest in equity securities, fixed income securities and other investment instruments.

         The Depositor will deposit shares of the Funds (plus any government securities, short-term paper or other assets) into a Series. Simultaneously with the deposit, the Trustee will deliver to the Depositor registered certificates for units ("Units") which represent the entire ownership of the Series. These Units will in turn be offered for sale to the public by the Depositor through the final prospectus following the declaration of the effectiveness of the registration statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") for

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the securities of that Series and clearance by the Blue Sky authorities of various states. During the initial public offering, the Units will be offered at prices based upon the aggregate underlying value of the securities selected for deposit, plus a sales charge. Any sales charge and/or service fee (as those terms are defined in Rule 2830 of the Conduct Rules of FINRA) charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of the FINRA. Each Series will redeem Units at prices based on the aggregate underlying value of the portfolio securities as set forth below. The redemption price per Unit will be assessed the amount of any applicable deferred sales load.

         With the deposit of the securities in a Series on the initial date of deposit, the Depositor will have established a proportionate relationship among the principal amounts of the portfolio securities in the Series. The Depositor will be permitted under the Trust Agreement to deposit from time to time additional securities (or cash or a letter of credit in which case the Trustee will purchase the additional securities for the Series). These subsequent deposits will result in a corresponding increase in the number of Units outstanding. Any such subsequent deposit shall maintain to the extent practicable the original proportionate relationship among the number of shares of each issuer held in a Series. The Units created by these additional deposits of securities may be continuously offered for sale to the public by means of the prospectus. The Depositor also intends to maintain a secondary market for Units of each Series, but is not obligated to do so. Units in the secondary market will be offered at prices based on the aggregate underlying value of the securities deposited therein, plus a sales charge.(2)

         As UITs, the Series' portfolios will not be actively managed. Sales will be made in connection with redemptions, for payment of expenses, and at termination of the Series. The Depositor does not have discretion as to when securities will be sold except that the Depositor is authorized to sell securities in extremely limited circumstances described in the prospectus for the respective Series such as the issuer defaults on the payment of any of its outstanding obligations, or the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the Depositor the retention of such securities would be detrimental to a Series. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for the portfolio securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Series, they may be accepted for deposit in such Series and either sold by the Trustee or held in the Series pursuant to the direction of the Depositor (who may rely on the advice of the portfolio supervisor). The adverse financial condition of an issuer will not necessarily require the sale of its securities from the Series' portfolio.

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(2)  To determine the redemption price per Unit as well as the secondary market public offering price, the aggregate underlying value of Fund shares or equity securities, as the case may be, will generally be based on the net asset value of the Fund shares, or if the Fund shares or equity securities are traded on an exchange, the closing sale prices and, if unavailable, on the closing bid prices. Similarly, the aggregate underlying value of debt securities in the secondary market or for redemptions will generally be based on the aggregate bid prices of these securities.

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III.     DESCRIPTION OF THE FUNDS

         Each of the Funds will be registered as a closed-end investment company ("Closed-end Funds"), an open-end investment company or a UIT. Certain of the Funds may be registered as an open-end investment company or a UIT, but have received exemptive relief in order that their shares may be traded at "negotiated prices" on a national securities exchange in the same manner as other equity securities (the "Exchange Funds"). The Exchange Funds sell a specified number of shares ("Creation Units") continuously at net asset value. The individual shares of each Creation Unit, however, are listed on a national securities exchange and traded at prices based on the current bid/offer market and not on the basis of net asset value. Shares of an Exchange Fund (similar to shares of a Closed-end Fund) will be deposited in a Series at prices which are based on the market value of the securities, as determined by an evaluator. A Series may incur the customary brokerage costs associated with any purchase of equity securities on an exchange.

         The Depositor will generally select for deposit in a Series Funds which do not assess a sales load or which have agreed to waive any otherwise applicable sales load with respect to all shares sold or deposited in a Series. However, if in the future a Series chooses to invest in shares of a Fund that assesses sales charges, Applicants have agreed as a condition to obtaining this relief that any sales charges and/or service fees charged with respect to the Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of FINRA.

         Finally, it is currently intended that many of the Funds selected for deposit in a Series will not be in the same group of investment companies, as defined in Section 12(d)(1)(G) of the Act, as the Series ("Unaffiliated Funds"). However, the Depositor anticipates that some or all of the Funds selected for a Series may be within the same "group of investment companies" as defined in
Section 12(d)(1)(G)(ii) of the Act, as the Series (hereinafter the "Affiliated Funds"). An Unaffiliated Fund that is a UIT shall be referred to herein as an "Unaffiliated Underlying Trust." An Unaffiliated Fund that is a management investment company shall be referred to herein as an "Unaffiliated Underlying Fund."

IV.      LEGAL ANALYSIS

          A. Section 12(d)(1)

         Section 12(d)(1)(A) of the Act provides, in pertinent part, that "[i]t shall be unlawful for any registered investment company (the `acquiring company') . . . to purchase or otherwise acquire any security issued by any other investment company (the `acquired company') . . . if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate --

                   (i) more than 3 per centum of the total outstanding voting stock of the acquired company;

                  (ii) securities issued by the acquired company having an aggregate value in excess of 5 per centum of the value of the total assets of the acquiring company; or

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                 (iii) securities issued by the acquired company and all other investment companies . . . having an aggregate value in excess of 10 per centum of the total assets of the acquiring company."

Section 12(d)(1)(B) provides, in pertinent part, that "[i]t shall be unlawful for any registered open-end investment company (the `acquired company') . . . knowingly to sell or otherwise dispose of any security issued by the acquired company to any other investment company (the `acquiring company') . . . if immediately after such sale or disposition --

                   (i) more than 3 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or

                  (ii) more than 10 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them."

         Finally, Section 12(d)(1)(C) provides, in pertinent part, that "[i]t shall be unlawful for any investment company (the `acquiring company') and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company."

         The above provisions would prevent a Series from operating as described.(3) Applicants therefore request an exemption under Section 12(d)(1)(J) to permit a Series to purchase or otherwise acquire shares of the Funds, and the Funds to sell such shares to the Series, in excess of the percentage limitations set forth in Sections 12(d)(1)(A), (B) and (C). Section 12(d)(1)(J) provides that:

                  The Commission by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.

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(3)  Section 12(d)(1)(G) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or UIT acquired by a registered UIT if the acquired company and the acquiring company are part of the same group of investment companies, provided that certain other requirements contained in Section 12(d)(1)(G) are met. Applicants may not rely on Section 12(d)(1)(G) because a Series will invest in Unaffiliated Funds and other securities in addition to Affiliated Funds.

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Applicants note that the Committee on Commerce explained its intent in promulgating this subparagraph by stating that:

                  The Committee intends the rulemaking and exemptive authority in new Section 12(d)(1)(J) to be used by the Commission so that the benefits of [fund of] funds are not limited only to investors in the largest fund complexes, but, in appropriate circumstances, are available to investors through a variety of different types and sizes of investment company complexes. The Committee expects that the Commission will use this authority to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time. In exercising the exemptive authority, the Commission shall also consider factors that relate to the protection of investors. These factors may include the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated.(4)

         Applicants believe that the requested relief meets the standards for an exemption set forth in Section 12(d)(1)(J). As described in further detail below, Applicants assert that the proposed arrangement does not raise the abuses that Section 12(d)(1) was intended to address and is consistent with the protection of investors.

          1. Purposes of Section 12(d)(1)

         Section 12(d)(1) is intended to mitigate or eliminate actual or potential abuses which might arise when one investment company acquires shares of another investment company. These abuses include the layering of sales charges, advisory fees, and administrative costs; the acquiring fund imposing undue influence over the management of the acquired funds, such as through the threat of large scale redemptions; the acquisition by the acquiring company of voting control of the acquired company; and the creation of a complex pyramidal structure which may be confusing to investors.(5) Applicants believe that none of these potential or actual abuses are present in their proposed structure.

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(4)  Committee on Commerce, H.R. Rep. No. 622, 104th Cong., 2d Sess. (1996).

(5) The Commission identified these abuses in its 1966 report to Congress, entitled Public Policy Implications of Investment Company Growth (the "PPI Report"), H.R. Rep. No. 2337, 89th Cong., 2d Sess. 311-24 (1966).

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                    a.     Layering of Fees and Expenses

         Applicants assert that the structure of the Series will not result in excessive fees to the holders of its units ("Unitholders"). Each Series, as a UIT, has an unmanaged portfolio and therefore, does not assess advisory fees (although the Depositor may charge a portfolio supervisory fee). A Unitholder of a Series, however, would pay his or her portion of the advisory fees charged the Funds, if any, for services rendered by the Fund's respective investment adviser. Applicants also contend that the proposed structure will not raise the concerns of excessive sales loads underlying Section 12(d)(1). While each Series will charge a sales load, the Depositor will generally select Funds which do not assess a sales load or which have agreed to waive any otherwise applicable sales load with respect to all shares sold or deposited in a Series. In any case, Applicants have agreed as a condition to the relief that any sales charges and/or service fees (as those terms are defined in Rule 2830 of the Conduct Rules of FINRA) charged with respect to the Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of FINRA. As a result, the aggregate sales charges will not exceed the limit that otherwise lawfully could be charged at any single level.

         In addition, the Applicants have agreed as a condition to the relief that the Trustee or Depositor to a Series will waive fees otherwise payable to it by a Series in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund under Rule 12b-1 under the Act) received by the Depositor or Trustee, or an affiliated person of the Depositor or Trustee, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Fund, from an Unaffiliated Fund, in connection with the investment by the Series in the Unaffiliated Fund.

         With respect to purchasing Closed-end or Exchange Fund shares, a Series may incur the customary brokerage commissions associated with purchasing any equity security on the secondary market.

                    b.     Undue Control

         The PPI Report identifies pyramiding of control as another potential abuse of the fund holding company structure.(6) In particular, the PPI Report expresses concern with the pyramiding of voting control by a fund holding company over its underlying funds. In addition, the PPI Report also expressed concern that management of the acquiring fund might be able to control the management decisions of the underlying fund by threatening a large redemption.(7) The concern about undue control does not arise with respect to a Series' investment in Affiliated Funds, as reflected in Section 12(d)(1)(G) of the Act. Applicants also note that as a condition to the relief, Applicants have agreed that (a) the Depositor, (b) any person controlling, controlled by

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(6)  PPI Report at 314-315.

(7)  PPI Report at 315.

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or under common control with the Depositor, and (c) any investment company and any issuer that would be an investment company but for Section 3(c)(1) or
Section 3(c)(7) of the Act, sponsored or advised by the Depositor (or any person controlling, controlled by or under common control with the Depositor) (collectively, the "Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, the Group will vote its shares in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. Applicants also note that conditions 2, 3, 5, and 6 set forth below will address the concern about undue influence with respect to the Unaffiliated Funds.

         In addition, Applicants note that prior to a Series' investment in an Unaffiliated Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), the Series and the Unaffiliated Underlying Fund will execute an agreement stating, without limitation, that the Depositor and Trustee, and the board of directors or trustees of the Unaffiliated Underlying Fund and the investment adviser(s) to the Unaffiliated Underlying Fund, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). An Unaffiliated Underlying Fund, including an Exchange Fund or Closed-end Fund, may choose to reject an investment from a Series by declining to execute the Participation Agreement.

                    c.     Complexity

         Finally, in enacting Section 12(d)(1), Congress was also concerned that the fund of funds structure may be so complicated as to lead to investor confusion. To address this concern, Applicants agree as a condition to the relief that no Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. This requirement will help limit the proposed structure to two levels and prevent the pyramiding of fund holding companies which occurred prior to the enactment of Section 12(d)(1).

         In addition, Applicants believe the proposed trust of funds structure will be adequately disclosed and explained to investors in each Series' prospectus. A Series' prospectus and sales literature will contain concise, "plain English" disclosure designed to inform investors of the unique characteristics of the trust of funds structure, including, but not limited to, its expense structure and the additional expenses of investing in Funds. Each Series will also comply with the disclosure requirements concerning aggregate costs of investing in the Funds set forth in ICA Release No. 27399 by the compliance date set forth therein.

          2. Section 17(a)

         Section 17(a)(1) of the Act, in relevant part, prohibits an affiliated person of or principal underwriter for a registered investment company or an affiliated person of such affiliated person or principal underwriter from knowingly selling any security or other property to the registered investment company, unless such sale involves solely (A) securities of which the buyer is the

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issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a UIT or a periodic payment plan by the depositor thereof. Section 17(a)(2), in relevant part, further prohibits an affiliated person of or principal underwriter for a registered investment company or an affiliated person of such person or principal underwriter from knowingly purchasing any security or other property from the company. Section 2(a)(3) generally defines an affiliated person of an investment company to include its investment adviser, any person owning 5% or more of the company's voting securities, any person in which the investment company owns 5% or more of the voting securities, any person directly or indirectly controlling, controlled by or under common control with the company, and if the company is an unincorporated investment company without a board of directors, the depositor thereof. As noted above, the Series may invest in Affiliated Funds that may now or in the future be distributed or advised by the Depositor or an entity controlling, controlled by, or under common control with the Depositor. The Depositor is an affiliated person of the Series and may be considered to control such Series. The Affiliated Funds, in turn, may be considered controlled by their adviser who may be the Depositor or an entity controlling, controlled by, or under common control with the Depositor. Based on the above, a Series and the Affiliated Funds may be considered affiliated persons because they can be considered under common control. Further, a Series and a Fund may be deemed to be "affiliated persons" of one another to the extent a Series owns 5% or more of the outstanding voting securities of a Fund. The sale or redemption by a Fund of its shares to or from a Series therefore could be deemed to be a principal transaction prohibited by Section 17(a) of the Act. Applicants therefore seek an exemption under Sections 6(c) and 17(b) of the Act from the prohibitions of
Section 17(a) to allow the transactions described in this amended application.(8)

         Section 17(b) authorizes the Commission to exempt a proposed transaction from the restrictions of Section 17(a) if the evidence establishes that (1) the terms of the proposed transaction, including the consideration paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act. Because Section 17(b) applies to specific transactions rather than an ongoing series of future transactions,(9) Applicants also seek relief pursuant to Section 6(c) of the Act. Section 6(c) provides that the Commission may by order upon application conditionally or unconditionally exempt any person from the provisions of the Act if the exemption would be (1) necessary or appropriate in the public interest, (2) consistent with the protection of investors, and (3) consistent with the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the proposed transactions meet the standards of Sections 17(b) and 6(c).

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(8)  Applicants note that shares of an Exchange Fund would be purchased and sold generally through secondary market transactions at market prices rather than through principal transactions with the Exchange Fund at net asset value. Applicants will not rely on the requested relief from Section 17(a) for such secondary market transactions.

(9)  See Keystone Custodian Funds, 21 SEC 295, 298-99 (1945).

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

         First, the terms of the proposed transactions are fair and reasonable and do not involve overreaching. As described above, the consideration paid for any shares of Funds that are open-end investment companies or UITs will be based on the Funds' net asset values, subject to any applicable sales loads. Shares of Exchange Funds and Closed-end Funds will be purchased at market prices.

         Second, the proposed transactions will be consistent with the policies of each Series and Fund. The investment of assets of a Series in shares of the Funds will be effected in accordance with the investment restrictions of the respective Series and will be consistent with its policies as recited in its registration statement.

         Finally, Applicants believe the proposed transactions are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person.(10) As noted above, the proposed transactions do not involve overreaching and are consistent with the Act for the reasons discussed above.

          B.    Precedent

         The Commission has granted similar relief from Sections 12(d)(1) and 17(a) permitting UITs to acquire shares of registered investment companies both within and outside the same group of investment companies. See Schwab Capital Trust, Investment Company Act Rel. Nos. 21726 (Jan. 31, 1996) (notice) and 21788 (Feb. 27, 1996) (order); Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Rel. Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order); Nuveen Investments, Nuveen Tax-Free Unit Trusts and Nuveen Unit Trusts, Investment Company Act Rel. Nos. 24892 (March 13, 2001) (Notice) and 24930 (April 6, 2001) (order); First Trust Portfolios, L.P. and FT Series, Investment Company Act Rel. Nos. 26261 (November 21, 2003) (notice) and 26297 (December 17, 2003) (order); Matrix Capital Group, Inc., et al., Investment Company Act Rel. Nos. 26173 (September 4, 2003) (notice) and 26197 (September 31, 2003) (order), Fixed Income Securities, L.P., Investment Company Act Rel. Nos. 26528 (August 9, 2004) (notice) and 26592 (September 3, 2004) (order), and Claymore Securities, Inc., Investment Company Act Rel. Nos. 27982 (notice) and 24524 (order).

V.       CONDITIONS

         Applicants agree that the order granting the requested relief shall be subject to the following conditions:

-------------
(10) See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 35, 37-39, 90, 103 (1940); Hearings on H.R. 1065 Before the Subcomm. of the House Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 65 (1940).

                                       11
                                                                  Page 11 of 24

                    1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, the Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares.

                    2. No Series or its Depositor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities (each, a "Series Affiliate") will cause any existing or potential investment by the Series in an Unaffiliated Fund to influence the terms of any services or transactions between the Series or Series Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities.

                    3. Once an investment by a Series in the securities of an Unaffiliated Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of the Unaffiliated Underlying Fund, including a majority of the disinterested board members, will determine that any consideration paid by the Unaffiliated Underlying Fund to the Series or Series Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Underlying Fund; (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

                    4. The Trustee or Depositor will waive fees otherwise payable to it by the Series, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Trustee or Depositor, or an affiliated person of the Trustee or Depositor, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Fund, in connection with the investment by a Series in the Unaffiliated Fund.

                    5. No Series or Series Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Underlying Fund or sponsor to an Unaffiliated Underlying Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is the Depositor or a person of which the Depositor is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of

                                       12
                                                                  Page 12 of 24
         which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

                    6. The board of an Unaffiliated Underlying Fund, including a majority of the disinterested board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting once an investment by a Series in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of the Unaffiliated Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Series in the Unaffiliated Underlying Fund. The board of the Unaffiliated Underlying Fund will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of the Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

                    7. An Unaffiliated Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Series in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the board of the Unaffiliated Underlying Fund were made.

                    8. Before investing in an Unaffiliated Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), each Series and the Unaffiliated Underlying Fund will execute a Participation Agreement stating, without limitation, that the Depositor and Trustee, and the board of directors or trustees of the Unaffiliated Underlying Fund and the investment adviser(s) to the Unaffiliated Underlying Fund, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Underlying Fund in excess of the limit in
         Section 12(d)(1)(A)(i), a Series will notify the Unaffiliated Underlying Fund of the investment. At such time, the Series also will transmit to the Unaffiliated Underlying

                                       13
                                                                  Page 13 of 24

         Fund a list of the names of each Series Affiliate and Underwriting Affiliate. The Series will notify the Unaffiliated Underlying Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Series will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment, and for a period not less than six years thereafter, the first two years in an easily accessible place.

                    9. Any sales charges and/or service fees charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of FINRA.

                   10. No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

         UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as hereinabove set forth, (1) under Section 12(d)(1)(J) of the Act for an exemption from the provisions of Sections 12(d)(1)(A), (B) and (C) thereunder to the extent necessary to permit each Series to purchase Fund shares and to permit the Funds to sell their shares to a Series in excess of the limitations set forth in such sections, subject to the terms and conditions stated herein and (2) under Sections 6(c) and 17(b) to permit the transactions described herein.

         The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

         The proposed notice of the proceeding initiated by the filing of the amended application required by Rule 0-2(g) is attached hereto as Exhibit B.

         Pursuant to Rule 0-2(c) of the General Rules and Regulations under the Act, the Applicants declare that this amended application is signed by Charles Millington, an officer of the Depositor of the Trust, on behalf of the Trusts and Millington Securities, Inc., pursuant to the authority invested in him in accordance with resolutions adopted on October 2, 2009 by the Board of Directors of the Depositor, and attached hereto as Exhibit C.

         PURSUANT TO RULE 0-2(f), Millington Securities Inc. hereby states that its address is 222 S. Mill Street, Naperville, Illinois 60540. The Trust hereby states that its address is c/o Millington Securities Inc., 290 S. County Farm Road, Wheaton, Illinois 60187.

                                       14
                                                                  Page 14 of 24

         Dated:  October 2, 2009

                                       MILLINGTON UNIT INVESTMENT TRUSTS

                                       By:   Millington Securities, Inc.,
                                             as Depositor of the Trust



                                       By  /s/ Charles G. Millington
                                           -----------------------------------



                                       MILLINGTON SECURITIES, INC., Depositor



                                       By  /s/ Charles G. Millington
                                           -----------------------------------



                                       15
                                                                  Page 15 of 24

                                                                     EXHIBIT A


STATE OF ILLINOIS             )
                              )  SS
COUNTY OF DUPAGE              )

         The undersigned being duly sworn, deposes and says that he has duly executed the attached amended Application for and on behalf of Millington Securities, Inc., for itself and as Depositor for the above trusts; that he is President of said company; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                           By /s/ Charles G. Millington
                                              ------------------------------


Subscribed and sworn to before
me, a Notary Public, this 2nd
day of October, 2009.


/s/ Natalie M. Dukic
My Commission Expires: 12/29/2010

(SEAL)

                                      A-1
                                                                  Page 16 of 24

                                                                     EXHIBIT B


                         INVESTMENT COMPANY ACT OF 1940
                           RELEASE NO. IC-____________




         File No. 812-_____

         Millington Securities, Inc., et al.; Notice of Application

         Agency:  Securities and Exchange Commission (the "Commission").

         Action: Notice of application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

         Summary of the Application: Applicants request an order to permit certain registered unit investment trusts to acquire shares of registered management investment companies and unit investment trusts both within and outside the same group of investment companies.

         Applicants: Millington Securities, Inc. (the "Depositor"), and Millington Unit Investment Trusts (the "Trust"), on behalf of itself and any future series, any future unit investment trust ("UIT") sponsored by the Depositor (or an entity controlling, controlled by or under common control with the Depositor) and its series (the future Trusts together with the Trust are collectively called the "Trusts," the various series of the Trusts are the "Series").

         Filing Date: The application was filed on _______, 2009 and was amended on ________, 2009 and __________, 2009. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

         Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ___________, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

         Addresses:  Secretary,  Commission,  ____________________________.
Applicants, 222 S. Mill Street, Naperville, Illinois 60540.


                                       B-1
                                                                  Page 17 of 24

         For Further Information Contact: [ ], at (202) [ ], or [ ], at (202) [ ] (Office of Investment Company Regulation, Division of Investment Management).

         Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549-0102, (202) 942-8090.

         Applicants' Representations:

          1. Each Series will be a series of a Trust, a UIT which is or will be registered under the Act. Each Series will be created under the laws of one of the U.S. states pursuant to a trust agreement between the Depositor and a financial institution that satisfied the criteria in Section 26(a) of the Act (the "Trustee"). The Depositor of the Trusts is Millington Securities, Inc.

          2. Applicants request relief to permit the Series to invest in shares of registered investment companies or series thereof (the "Funds") in excess of certain percentage limitations in the Act. A Fund will be registered as a closed-end investment company, an open-end investment company or a UIT. Certain of the Funds may be registered as an open-end investment company or a UIT, but they have received exemptive relief in order that their shares may be traded at negotiated prices on a national securities exchange in the same manner as other equity securities (the "Exchange Funds"). The Funds selected for a Series may include Funds within the same "group of investment companies" (as that term is defined in section 12(d)(1)(G) of the Act) as the Series ("Affiliated Funds"), and registered investment companies that are not part of the same group of investment companies as the Trust ("Unaffiliated Funds"). The Unaffiliated Funds that are UITs shall be referred to as "Unaffiliated Underlying Trusts" and the Unaffiliated Funds that are management investment companies shall be referred to as "Unaffiliated Underlying Funds". Applicants request that the relief also apply to future Series and UITs registered under the Act and sponsored by the Depositor that invest in the Funds.(11)

         Applicants' Legal Analysis:

         A. Section 12(d)(1)

          1. Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

-------------
(11) All existing Trusts that currently intend to rely on the requested order are named as applicants. Any other Trust that relies on the order in the future will comply with the terms and conditions of the application.

                                      B-2
                                                                  Page 18 of 24
registered open-end investment company from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Section 12(d)(1)(C) prohibits an investment company, other investment companies having the same investment adviser, and companies controlled by such investment companies, from acquiring more than 10% of the outstanding voting stock of a registered closed-end management investment company.

          2. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) to permit a Series to acquire shares of a Fund and to permit a Fund to sell shares to a Series beyond the limits set forth in sections 12(d)(1)(A), (B), and (C).

          3. Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A), (B), and (C), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

          4. Applicants state that the proposed arrangement will not result in undue influence by a Series or its affiliates over Funds. To limit the control that a Series may have over an Unaffiliated Fund, applicants propose a condition prohibiting the Depositor, the Series, and certain affiliates (individually or in the aggregate) from controlling an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. More specifically, applicants have agreed that (a) the Depositor, (b) any person controlling, controlled by or under common control with the Depositor, and (c) any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act, sponsored or advised by the Depositor (or any person controlling, controlled by or under common control with the Depositor) (collectively, the "Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. To limit further the potential for undue influence over Unaffiliated Funds, applicants propose conditions 2 through 6, stated below, to preclude a Series and its affiliated entities from taking advantage of an Unaffiliated Fund with respect to transactions between the entities and to ensure that transactions will be on an arm's length basis.

          5. As an additional assurance that an Unaffiliated Underlying Fund understands the implications of an investment by a Series under the requested order, a Series and Unaffiliated Underlying Fund will execute an agreement prior to the investment stating, in part, that the board of directors or trustees of the Unaffiliated Underlying Fund, if any, and the investment adviser(s) to the Unaffiliated Underlying Fund understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). Applicants note that an Unaffiliated Underlying Fund, including an Exchange Fund or Closed-end Fund, may choose to reject an investment from the Series by declining to execute the Participation Agreement.

                                       B-3
                                                                  Page 19 of 24

          6. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. Applicants state that a condition to the order would provide that any sales charges and/or service fees (as those terms are defined in Rule 2830 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. ("FINRA Conduct Rules")) charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of FINRA Conduct Rules. In addition, the Trustee or Depositor of a Series will waive fees otherwise payable to it by a Series in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund under Rule 12b-1 under the
Act) received by the Depositor or Trustee, or an affiliated person of the Depositor or Trustee, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Fund, from an Unaffiliated Fund in connection with the investment by the Series in the Unaffiliated Fund.

          7. Applicants state that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company in excess of the limits contained in section 12(d)(1)(A). Applicants also represent that a Series' prospectus and sales literature will contain concise, "plain English" disclosure designed to inform investors of the unique characteristics of the trust of funds structure, including, but not limited to, its expense structure and the additional expenses of investing in Funds.

         B. Section 17(a)

         1. Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

          2. Applicants state that a Series and Affiliated Funds might be deemed to be under the common control of the Depositor or an entity controlling, controlled by, or under common control with the Depositor. Applicants also state that a Series and a Fund might become affiliated persons if the Series acquires more than 5% of the Fund's outstanding voting securities. In light of these possible affiliations, section 17(a) could prevent a Fund from selling shares to and redeeming shares from a Series.

          3. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

                                       B-4
                                                                  Page 20 of 24

          4. Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act. Applicants state that the terms of the arrangement are fair and reasonable and do not involve overreaching. Applicants note that the consideration paid for the sale and redemption of shares of the Funds that are open-end investment companies and unit investment trusts will be based on the net asset values of such Funds, subject to applicable sales loads. Shares of Exchange Funds and Closed-end Funds will be purchased at market prices. Applicants state that the proposed transactions will be consistent with the policies of each Series and Fund, and with the general purposes of the Act.

         Applicants' Conditions:

         Applicants agree that the requested order will be subject to the following conditions:

                    1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, the Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares.

                    2. No Series or its Depositor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities (each, a "Series Affiliate") will cause any existing or potential investment by the Series in an Unaffiliated Fund to influence the terms of any services or transactions between the Series or Series Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities.

                    3. Once an investment by a Series in the securities of an Unaffiliated Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of the Unaffiliated Underlying Fund, including a majority of the disinterested board members, will determine that any consideration paid by the Unaffiliated Underlying Fund to the Series or Series Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Underlying Fund; (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

                                       B-5
                                                                  Page 21 of 24

                    4. The Trustee or Depositor will waive fees otherwise payable to it by the Series, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Trustee or Depositor, or an affiliated person of the Trustee or Depositor, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Fund, in connection with the investment by a Series in the Unaffiliated Fund.

                    5. No Series or Series Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Underlying Fund or sponsor to an Unaffiliated Underlying Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is the Depositor or a person of which the Depositor is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

                    6. The board of an Unaffiliated Underlying Fund, including a majority of the disinterested board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting once an investment by a Series in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of the Unaffiliated Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Series in the Unaffiliated Underlying Fund. The board of the Unaffiliated Underlying Fund will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of the Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

                                       B-6
                                                                  Page 22 of 24

                    7. An Unaffiliated Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Series in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the board of the Unaffiliated Underlying Fund were made.

                    8. Before investing in an Unaffiliated Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), each Series and the Unaffiliated Underlying Fund will execute a Participation Agreement stating, without limitation, that the Depositor and Trustee, and the board of directors or trustees of the Unaffiliated Underlying Fund and the investment adviser(s) to the Unaffiliated Underlying Fund, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Underlying Fund in excess of the limit in
         Section 12(d)(1)(A)(i), a Series will notify the Unaffiliated Underlying Fund of the investment. At such time, the Series also will transmit to the Unaffiliated Underlying Fund a list of the names of each Series Affiliate and Underwriting Affiliate. The Series will notify the Unaffiliated Underlying Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Series will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment, and for a period not less than six years thereafter, the first two years in an easily accessible place.

                    9. Any sales charges and/or service fees charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of FINRA.

                   10. No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority

                                                        [Margaret H. McFarland
                                                           Deputy Secretary]

                                       B-7
                                                                  Page 23 of 24

                                                                    EXHIBIT C

                     ACTION BY UNANIMOUS WRITTEN CONSENT OF
                            THE BOARD OF DIRECTORS OF
                           MILLINGTON SECURITIES, INC.

     I, Charles G. Millington, President of Millington Securities, Inc., certify that the director of said corporation duly adopted the following resolutions:

     RESOLVED, that any officer of the Company is hereby authorized, empowered and directed to prepare, execute, deliver and file with the Securities and Exchange Commission on behalf of the Company and Millington Unit Investment Trusts (the "Trust") and series thereof, as Sponsor thereto, an application or applications, in such form as such officers, or any of them, deem necessary or appropriate, seeking exemption from various provisions of the Investment Company Act of 1940 (the "Act") as necessary to permit series of the Trust and certain registered management investment companies (the "Acquiring Funds") to acquire shares of other registered management investment companies or series thereof and unit investment trusts both within and outside the same group of investment companies and to permit certain affiliated investment companies or series thereof to sell their respective shares to the Acquiring Fund and permit the Acquiring Fund to redeem such shares if applicable; and it is further

     RESOLVED, that any officer of the Company, be and hereby is, authorized and directed to take such additional actions in connection with any such application for exemption as such officers, or any one of them, may deem necessary or appropriate to effectuate the intent of the foregoing resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) to such application, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

     RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described application, the Company is authorized to act in accordance with the provisions of the Order of Exemption.



         Dated:  October 2, 2009



                                              By /s/ Charles G. Millington
                                                 ------------------------------
                                                 Name:  Charles G. Millington
                                                 Title: President




                                       C-1
                                                                  Page 24 of 24